September 3, 2019

Sara M. Bonstein
Chief Financial Officer
OncoSec Medical Incorporated
24 North Main Street
Pennington, NJ 08534

       Re: OncoSec Medical Incorporated
           Registration Statement on Form S-3
           Filed August 23, 2019
           File No. 333-233447

Dear Ms. Bonstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance